EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Third Quarter and First Nine Months 2020

  Sponsored program at ASH 2020 – Oral presentation of initial data for BALLI-01 clinical trial evaluating UCART22 product candidate in adult patients with R/R B-cell Acute Lymphoblastic Leukemia (B-ALL)

  Partnered programs at ASH 2020 – UNIVERSAL abstract selected for oral presentation, ALLO-605 preclinical abstract selected for poster presentation, ALLO-316 preclinical abstract selected for poster presentation

  Jean-Pierre Garnier, Ph.D. appointed non-executive Chairman of the Board of Directors

  In-house US GMP manufacturing site in Raleigh, NC, on track to start production in 2021 – Construction completed for in-house GMP manufacturing facility in Paris, France

  Cash position1 of $308 million as of September 30, 2020

NEW YORK, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the three-month and nine-month periods ending September 30, 2020.

“Cellectis remains steadfast in its mission to develop innovative cancer product candidates, and I am proud of the progress we have made in our journey over the last 9 months and this quarter especially,” said Dr. André Choulika, Chief Executive Officer of Cellectis. “The third quarter of 2020 has been essential in advancing our 2020 roadmap forward, as we have been able to achieve several key milestones, despite the challenges the world is facing. Our ongoing clinical trials, BALLI-01 and AMELI-01, have continued to progress through dose escalation. Both studies will be presented at the upcoming ASH (American Society of Hematology) 2020 Annual Meeting. We continued to expand the level of expertise within our general management, clinical, and global manufacturing teams, hiring renowned industry experts from the bio-pharma field. Most notably, we have appointed Dr. Jean-Pierre Garnier as the Chairman of the Board of Directors. Jean-Pierre is a seasoned leader with decades of experience within the global bio-pharma industry and I’m thrilled to team up with him to develop Cellectis further and create tremendous value for our shareholders. The addition of Dr. Leopold Bertea, Senior Vice President of Technical Operations – Europe, Dr. Steve Doares, Senior Vice President, US Manufacturing, and Dr. Mark Frattini, Senior Vice President, Clinical Sciences, bolsters our talent base even further. We are well positioned on all fronts and are determined to finish out this notable year with the same, ardent commitment to a cure as when we started this company over 20 years ago.”

Cellectis will hold a conference call for investors on Friday, November 6, 2020 at 8:00 AM EST / 2:00 PM CET. The call will include the Company’s third quarter results and an update on business activities.

The live dial-in information for the conference call is:
US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until November 20, 2020 by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID: 13688263

Third Quarter 2020 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

Cellectis announced on November 4, 2020 the release of two abstracts at the American Society of Hematology (ASH) 2020 Annual Meeting, one oral presentation of initial data for its BALLI-01 clinical trial and one Trials in Progress poster presentation of its AMELI-01 clinical trial.

ASH 2020 Oral Presentation: BALLI-01 investigating UCART22 product candidate in R/R B-ALL

BALLI-01 is a Phase 1 open-label dose-escalation study designed to assess the safety, the maximum tolerated dose (MTD), and preliminary anti-leukemia activity of UCART22 in patients with relapsed/refractory B-cell Acute Lymphoblastic Leukemia (R/R B-ALL). Additional endpoints include characterization of the expansion, trafficking and persistence of UCART22 cells.

As of July 2020, seven patients were enrolled. One patient failed screening and one patient was discontinued prior to the administration of UCART22 cells due to an adverse event related to the lymphodepletion.

The abstract includes preliminary data from the first five patients who received escalating doses of UCART22 cells after fludarabine/cyclophosphamide lymphodepletion. Enrolled patients were predominantly male [n=4], younger (median age 24 [range 22-52]), and heavily pretreated with a median of 3 prior lines of therapy [range 2-4], including one patient with prior CD19 CAR-T and one patient with prior CD22 ADC therapy. The median baseline bone marrow blasts percentage prior to lymphodepletion was 35% [5-78.4%].

Adverse events were mainly mild to moderate in intensity and manageable. Four patients experienced treatment-related, treatment-emergent adverse events (TEAE) which primarily consisted of abnormalities in liver function tests (i.e. increased alkaline phosphatase, increased bilirubin, and transaminitis), hypotension, fever, and other constitutional symptoms. Cytokine release syndrome (CRS) was reported in three patients (one patient with Grade 1 and two patients with Grade 2). Two patients experienced serious treatment-emergent adverse events: one patient had Grade 3 febrile neutropenia and Grade 3 hepatic hematoma; one patient had Grade 4 bleeding and Grade 5 sepsis in the context of progressive disease. Importantly, no patients experienced treatment-related serious TEAE, graft versus host disease (GvHD), immune effector cell associated neurotoxicity syndrome (ICANS), protocol-defined Dose Limiting Toxicity (DLT) nor adverse events of special interest (AESI).

Two of three patients in Dose Level 1 achieved an objective response, one patient with best response of complete remission (CR), and a second patient with CR with incomplete hematologic recovery (CRi). Of note, the patient with the CRi at Dose Level 1 had previously been unsuccessfully treated with inotuzumab, an antibody-drug conjugate targeting C22. One patient on Dose Level 2 with refractory disease did achieve a noteworthy reduction in bone marrow blasts [40% (Day -1) to 13% (Day 28)] after treatment with UCART22 cells. Notably, this patient had previously been unsuccessfully treated with a CD-19 targeted CAR T-cell therapy.

Host lymphocyte reconstitution was observed in all patients within the DLT period (range Day 17-Day 28). Correlative analysis of UCART cell expansion and persistence is ongoing.

UCART22 demonstrated preliminary signs of activity at low dose levels with fludarabine/cyclophosphamide lymphodepletion regimen, with neither unexpected nor significant treatment-related toxicities. CRS was observed in three patients and was mild to moderate and manageable. No patients reported DLT, GvHD nor ICANS. One patient achieved a CR and another a CRi. Host immune recovery was observed early, supporting the addition of alemtuzumab to the fludarabine and cyclophosphamide lymphodepletion regimen which is expected to result in a deeper and more sustained T-cell depletion and thereby promote expansion and persistence of UCART22 cells. Enrollment into the Dose Level 2 cohorts with alemtuzumab is ongoing.

ASH 2020 Poster Presentation: AMELI-01 investigating UCART123 product candidate in R/R AML

This abstract is a Trials in Progress presentation. AMELI-01 is a Phase 1, multi-center clinical trial of Cellectis’ UCART123 product candidate that employs a modified toxicity probability interval (mTPI) design to evaluate the safety, tolerability and preliminary anti-leukemia activity of UCART123 cells in patients with relapsed/refractory acute myeloid leukemia (R/R AML). Additional objectives include the determination of the maximum tolerated dose or suitable lower dose for expansion; characterization of the expansion, trafficking and persistence of UCART123 cells; assessment of cytokine, chemokine and C-reactive protein expression after UCART123 cell infusion; and assessment of immune cell depletion, reconstitution and immune response.

AMELI-01 in r/r AML patients and BALLI-01 in r/r B-ALL patients

During the third quarter of 2020, both BALLI-01 and AMELI-01 continued to progress through dose escalation. As a reminder, BALLI-01 is planned to explore cohorts of patients at 3 dose levels, and AMELI-01 is planned to explore cohorts of patients at 4 dose levels.

The primary objective of each first-in-human dose escalation study is to evaluate the safety of the respective product candidate and determine an optimal UCART dose and corresponding lymphodepletion regimen. In addition to safety, correlative studies will evaluate T-cell expansion, window of persistence, and anti-tumor activity at all dose levels.

Cellectis filed amendments with the FDA to both the BALLI-01 and the AMELI-01 trials that incorporate alemtuzumab into the fludarabine/cyclophosphamide lymphodepletion regimen, and enrollment into these cohorts is ongoing. The optimal lymphodepletion regimen prior to the administration of allo-CAR-T product candidates remains an area of investigation in the field of allogeneic CAR T-cell therapy. As the inventor of the CD52 knockout, which is a concept and technology already incorporated in the current UCART123, UCART22, UCART19/ALLO-501, ALLO-501A, and ALLO-715 constructs, Cellectis is committed to exploring the inclusion of alemtuzumab within the lymphodepletion regimen to guide the future development of both UCART22 and UCART123 in B-ALL and AML respectively.

MELANI-01 clinical trial in r/r MM patients

On July 6, 2020, Cellectis announced that the MELANI-01 trial was placed on clinical hold by the FDA.

This clinical hold, which impacts one (UCARTCS1) of Cellectis’ three proprietary product candidates currently in clinical studies, was initiated following the submission of a safety report regarding one patient with r/r MM enrolled in the MELANI-01 study at Dose Level 2, who experienced a fatal treatment-emergent adverse event during the DLT period. This patient had been treated unsuccessfully with numerous lines of prior therapy (including autologous CAR T-cells).

Cellectis is working closely with the FDA to address the agency’s requests and to resume the trial.

Partnered Pipeline Updates

Allogene Therapeutics announced on November 4, 2020 the release of three abstracts at the ASH 2020 Annual Meeting: an oral presentation of initial data for the UNIVERSAL clinical study of anti-BCMA ALLO-715 and anti-CD52 ALLO-647 in relapsed/refractory Multiple Myeloma; a poster presentation of a preclinical evaluation of ALLO-605, an allogeneic BCMA TurboCARTM T-cell therapy for the treatment of Multiple Myeloma; and a poster presentation of an investigation of ALLO-316, a fratricide-resistant allogeneic CAR-T targeting CD70 as a potential therapy for the treatment of AML.

BCMA and CD70 are CAR targets exclusively licensed by Cellectis. ALLO-715, ALLO-605 (both targeting BCMA) and ALLO-316 (targeting CD70) utilize TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the BCMA and CD70 targets. Allogene holds global development and commercial rights for these investigational candidates.

Regarding the allogeneic CAR-T targeting CD19, two Servier-sponsored Phase 1 clinical trials of UCART19 in patients with relapsed/refractory B-ALL, one for adult patients (the CALM trial) and one for pediatric patients (the PALL trial), have been completed or are near completion with no additional patients planned for enrollment. All patients from both studies will continue the long-term follow-up as planned. Allogene and Servier are reviewing the development strategy for ALL. In parallel, Allogene and Servier are continuing to progress the ALLO-501 and the ALLO-501A product candidates in relapsed/refractory non-Hodgkin lymphoma (r/r NHL) with the Phase 1 ALPHA and ALPHA2 trials, respectively. Allogene Therapeutics and Servier announced on May 29, 2020 positive initial results from Allogene’s dose escalation Phase 1 ALPHA study of ALLO-501 in r/r NHL at the 2020 American Society of Clinical Oncology (ASCO) annual meeting.

UCART19, ALLO-501 and ALLO-501A target CD19, which is exclusively licensed to Servier and under a joint clinical development program between Servier and Allogene.

Corporate

Board of Directors

On November 5, 2020, Jean-Pierre Garnier, Ph.D., a seasoned leader with decades of experience within the global bio-pharma industry, was appointed non-executive Chairman of the Board of Directors to work hand in hand with André Choulika, Chief Executive Officer, on further deploying the execution of the Company’s strategy.

Most recently, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company. In 2017, Actelion LTD was sold for $30 billion to J&J.

Dr. Garnier previously served as Chief Executive Officer of Pierre Fabre SA (2008 to 2010), as Chief Executive Officer and Executive Member of the Board of Directors of GlaxoSmithKline plc (2000 to 2008), and as Chief Executive Officer of SmithKline Beecham plc (2000). Before becoming CEO at SmithKline Beecham plc, he served as Chief Operating Officer and Executive Member of the Board of Directors from 1996 to 2000.

Dr. Garnier has been a Board member of Renault S.A. (2008 to 2016), United Technologies Corporation (1997 to 2019), and Max Planck Institute (2013 to 2019).

Since 2018, he has served Chairman of the Board of Directors of Carmat, a public (Euronext Paris) artificial heart company based in France. Since 2015, Dr. Garnier has served as Director of the board of Radius Therapeutics, a Nasdaq-listed pharmaceutical company and, since 2019, as Lead Director of the board of directors of Carrier Global Corp., a NYSE-listed HVAC, refrigeration, fire and security solutions company. He is currently a member of the Paul Newman Own Advisor Board.

In 2006, Dr. Garnier was named as one of the top 20 Worldwide CEOs by the Best Practice Institute. He was made a Knight Commander of the British Empire. Finally, he was most recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar.

Appointments

Mark Frattini, MD, Ph.D., joined Cellectis from Celgene/BMS in August 2020 as Senior Vice President of Clinical Sciences. In his new role, Dr. Frattini is responsible for Cellectis’ clinical leadership including clinical development strategy and execution of the Company’s current immune-oncology UCART product candidates. Dr. Frattini also serves as a core member of the senior clinical team, under the leadership of Cellectis’ Chief Medical Officer, Carrie Brownstein, and manages a team of physicians and clinical scientists. Prior to joining Cellectis, Dr. Frattini was Executive Medical Director, Program Lead, Global Clinical Research & Development at Celgene and was responsible for the oversight and management of several of Celgene’s sponsored programs in the hematology therapeutic area. Before joining Celgene, Dr. Frattini spent 16 years as a physician-scientist specializing in hematologic malignancies in academia at Memorial Sloan-Kettering and Columbia University. Dr. Frattini holds a MD and Ph.D. in Biochemistry and Molecular Biology from The University of Chicago.

Steve Doares, Ph.D., joined Cellectis from Biogen in July 2020 as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility. Dr. Doares is responsible for the deployment of Cellectis’ proprietary state-of-the-art gene-editing cell manufacturing facility in Raleigh, which is being constructed to produce Cellectis’ current immuno-oncology UCART product candidates for clinical and commercial supplies.

In May 2020, Leopold Bertea, Ph.D., was appointed to the role of Senior Vice President of Technical Operations Europe. He is responsible for ensuring execution across Technical Operations functions, including process development, analytical development, external supply, and the GMP Paris manufacturing facility that supports the development and production of Cellectis’ proprietary product candidates.

Dr. Bertea and Dr. Doares are jointly leading Cellectis’ technical operations, and succeed Bill Monteith, who left the Company on August 6, 2020 to pursue other opportunities. Both joined the executive committee of the Company.

In April 2020, Carrie Brownstein, M.D., was appointed to the role of Chief Medical Officer. Dr. Brownstein oversees clinical research and development for Cellectis’ clinical programs. She is assuming her new position based in the Cellectis New York office and joined the Company’s executive committee.

Shareholders General Meeting

Cellectis held a Shareholders’ General Meeting on November 4, 2020 at its headquarters in Paris, France. At the meeting, during which more than 76.5% of voting rights were exercised, the shareholders voted in favor of the appointment of Jean-Pierre Garnier as director of the Company’s board. The shareholders also approved the change of the Company’s by-laws in order to increase the age limit applicable to the chairman of the board of directors, to the directors of the board, the CEO and the deputy CEO of the Company.

GMP Manufacturing

Construction of Cellectis’ in-house GMP manufacturing plant in Paris is now complete. The 14,000 square foot manufacturing facility is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products.

Cellectis’ in-house manufacturing facility in Raleigh remains on track for its anticipated go-live date for the production of UCART product candidates in 2021. The 82,000 square foot commercial-scale manufacturing facility is designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 68.3% (as of September 30, 2020) stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q3 2020 and First Nine Months 2020 financial results press release.

Third Quarter and First Nine Months 2020 Financial Results

Cash: As of September 30, 2020, Cellectis, including Calyxt, had $308 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $278 million are attributable to Cellectis on a stand-alone basis. This compares to $364 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2019 of which $304 million was attributable to Cellectis on a stand-alone basis. This net decrease of $56 million primarily reflects (i) $28 million of proceeds received from Servier in connection with the March 2020 amendment to the License, Development and Commercialization Agreement and (ii) a $21 million loan from a bank syndicate in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“), and (iii) $3 million of favorable FOREX impact which was offset by (iv) $79 million of net cash flows used in operating, investing and lease financing activities of Cellectis, and (v) $31 million of net cash flows used in operating and capital expenditures activities of Calyxt. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash positions of Cellectis and Calyxt as of September 30, 2020 will be sufficient to fund the two companies’ operations into 2022.

Revenues and Other Income: Consolidated revenues and other income were $9 million for the three months ended September 30, 2020 compared to $10 million for the three months ended September 30, 2019. Consolidated revenues and other income were $67 million for the nine months ended September 30, 2020 compared to $17 million for the nine months ended September 30, 2019. 85% of consolidated revenues and other income was attributable to Cellectis in the first nine months of 2020. This increase between the nine months ended September 30, 2020 and 2019 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. The remaining increase was explained primarily by higher high oleic soybean meal revenues at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $8 million for the three months ended September 30, 2020 compared to $4 million for the three months ended September 30, 2019. Consolidated cost of revenues was $18 million for the nine months ended September 30, 2020 compared to $6 million for the nine months ended September 30, 2019. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $20 million for the three months ended September 30, 2020 compared to $22 million for the three months ended September 30, 2019. Consolidated R&D expenses were $64 million for the nine months ended September 30, 2020 compared to $62 million for the nine months ended September 30, 2020. 88% of consolidated R&D expenses was attributable to Cellectis in the first nine months of 2020. The $2 million increase between the first nine months of 2020 and 2019 was primarily attributable to (i) higher employee expenses and (ii) purchases, external expenses and other expenses of $4 million and $2 million, respectively, partially offset by lower social charges on stock option grants and non-cash stock-based compensation expenses of respectively $1 million and $2 million.

SG&A Expenses: Consolidated SG&A expenses were $10 million for the three months ended September 30, 2020 compared to $11 million for the three months ended September 30, 2019. Consolidated SG&A expenses were $31 million for the nine months ended September 30, 2020 compared to $32 million for the nine months ended September 30, 2019. 49% of consolidated SG&A expenses was attributable to Cellectis in the first nine months of 2020. The $3 million decrease was attributable to lower non-cash stock-based compensation expenses of $5 million which was partially offset by higher employee expenses of $2 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $30 million (or $0.71 per share) for the three months ended September 30, 2020, of which $25 million was attributed to Cellectis, compared to $16 million (or $0.38 per share) for the three months ended September 30, 2019, of which $9 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $42 million (or $0.98 per share) for the nine months ended September 30, 2020, of which $21 million loss was attributed to Cellectis, compared to a loss of $65 million (or $1.52 per share) for the nine months ended September 30, 2019, of which $46 million was attributable to Cellectis. This $23 million decrease in net loss between first nine months 2020 and 2019 was primarily driven by a significant increase in revenues of $49 million which was partially offset by an increase in operating expenses of $12 million and a decrease in net financial gains of $16 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis:
The consolidated adjusted net loss attributable to shareholders of Cellectis was $27 million (or $0.63 per share) for the three months ended September 30, 2020, of which $22 million is attributed to Cellectis, compared to a net loss of $10 million (or $0.23 per share) for the three months ended September 30, 2019, of which $4 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $30 million (or $0.72 per share) for the nine months ended September 30, 2020, of which $13 million loss was attributable to Cellectis, compared to a loss of $48 million (or $1.12 loss per share) for the nine months ended September 30, 2019, of which $35 million was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the remainder of 2020 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22 and UCARTCS1;
  Building out our state-of-the-art manufacturing capabilities in Paris, France, and Raleigh, NC; and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
(unaudited)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2019	September 30, 2020

ASSETS
Non-current assets
Intangible assets	1,108	1,074
Property, plant, and equipment	23,712	64,071
Right-of-use assets	45,612	64,313
Other non-current financial assets	5,517	9,781
Total non-current assets	75,949	139,239

Current assets
Inventories	2,897	6,262
Trade receivables	2,959	4,036
Subsidies receivables	9,140	8,364
Other current assets	15,617	24,872
Cash and cash equivalent and Current financial assets	360,907	302,184
Total current assets	391,520	345,718
TOTAL ASSETS	467,469	484,957
LIABILITIES
Shareholders’ equity
Share capital	2,767	2,768
Premiums related to the share capital	843,478	851,348
Currency translation adjustment	(22,641)	(13,556)
Retained earnings	(406,390)	(508,586)
Net income (loss)	(102,091)	(41,605)
Total shareholders’ equity - Group Share	315,123	290,369
Non-controlling interests	40,347	35,841
Total shareholders’ equity	355,470	326,210
Non-current liabilities
Non-current financial liabilities	-	31,473
Non-current lease debts	46,540	67,357
Non-current provisions	2,855	3,303
Total non-current liabilities	49,395	102,134
Current liabilities
Current lease debts	1,067	4,331
Trade payables	29,264	35,003
Deferred revenues and deferred income	20,033	440
Current provisions	3,743	1,109
Other current liabilities	8,497	15,731
Total current liabilities	62,604	56,613
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	467,469	484,957

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2019	2020
Revenues and other income
Revenues	8,487	6,179
Other income	1,719	3,063
Total revenues and other income	10,206	9,242
Operating expenses
Cost of revenue	(4,256)	(7,820)
Research and development expenses	(21,596)	(20,103)
Selling, general and administrative expenses	(10,967)	(10,301)
Other operating income (expenses)	(38)	(374)
Total operating expenses	(36,857)	(38,595)
Operating income (loss)	(26,651)	(29,353)
Financial gain (loss)	7,167	(4,250)
Net income (loss)	(19,484)	(33,602)
Attributable to shareholders of Cellectis	(15,999)	(30,297)
Attributable to non-controlling interests	(3,485)	(3,305)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.38)	(0.71)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.38)	(0.71)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First nine months
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2019	2020
Revenues and other income
Revenues	10,756	60,037
Other income	5,887	6,510
Total revenues and other income	16,643	66,547
Operating expenses
Cost of revenue	(5,698)	(18,159)
Research and development expenses	(61,604)	(63,594)
Selling, general and administrative expenses	(34,270)	(31,765)
Other operating income (expenses)	(9)	(291)
Total operating expenses	(101,582)	(113,810)
Operating income (loss)	(84,938)	(47,263)
Financial gain (loss)	11,073	(4,733)
Net income (loss)	(73,865)	(51,996)
Attributable to shareholders of Cellectis	(64,703)	(41,605)
Attributable to non-controlling interests	(9,162)	(10,391)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.52)	(0.98)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.52)	(0.98)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Third Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended September 30, 2019			For the three-month period ended September 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	2,938	5,549	8,487	5,401	778	6,179
External other income	(123)	1,842	1,719	-	3,063	3,063
External revenues and other income	2,815	7,391	10,206	5,401	3,841	9,242
Cost of revenue	(3,492)	(764)	(4,256)	(7,481)	(339)	(7,820)
Research and development expenses	(3,540)	(18,055)	(21,596)	(2,071)	(18,031)	(20,103)
Selling, general and administrative expenses	(6,706)	(4,261)	(10,967)	(4,278)	(6,024)	(10,301)
Other operating income and expenses	(3)	(35)	(38)	(115)	(259)	(374)
Total operating expenses	(13,742)	(23,115)	(36,857)	(13,943)	(24,652)	(38,595)
Operating income (loss) before tax	(10,927)	(15,724)	(26,651)	(8,542)	(20,812)	(29,353)
Financial gain (loss)	100	7,067	7,167	(373)	(3,877)	(4,250)
Net income (loss)	(10,827)	(8,657)	(19,484)	(8,914)	(24,688)	(33,602)
Non-controlling interests	3,485	-	3,485	3,305	-	3,305
Net income (loss) attributable to shareholders of Cellectis	(7,342)	(8,657)	(15,999)	(5,610)	(24,688)	(30,297)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	(352)	3,343	2,991	(539)	2,022	1,483
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,961	1,203	3,164	1,059	1,030	2,089
Adjustment of share-based compensation attributable to shareholders of Cellectis	1,608	4,546	6,154	520	3,052	3,572
Adjusted net income (loss) attributable to shareholders of Cellectis	(5,733)	(4,111)	(9,844)	(5,090)	(21,636)	(26,726)
Depreciation and amortization	(396)	(1,327)	(1,723)	(505)	(2,115)	(2,620)
Additions to tangible and intangible assets	977	4,041	5,018	636	10,962	11,598

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First nine-months
(unaudited) - ($ in thousands)

	For the nine-month period ended September 30, 2019			For the nine-month period ended September 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	3,533	7,223	10,756	9,960	50,077	60,037
External other income	-	5,887	5,887	-	6,510	6,510
External revenues and other income	3,533	13,110	16,643	9,960	56,587	66,547
Cost of revenue	(3,866)	(1,833)	(5,699)	(16,600)	(1,558)	(18,159)
Research and development expenses	(8,850)	(52,754)	(61,604)	(7,391)	(56,203)	(63,594)
Selling, general and administrative expenses	(19,254)	(15,017)	(34,270)	(16,227)	(15,538)	(31,765)
Other operating income and expenses	17	(26)	(9)	(148)	(142)	(291)
Total operating expenses	(31,953)	(69,630)	(101,582)	(40,367)	(73,442)	(113,810)
Operating income (loss) before tax	(28,420)	(56,519)	(84,939)	(30,407)	(16,855)	(47,263)
Financial gain (loss)	446	10,627	11,073	(510)	(4,223)	(4,733)
Net income (loss)	(27,974)	(45,893)	(73,866)	(30,917)	(21,078)	(51,996)
Non-controlling interests	9,162	-	9,162	10,391	-	10,391
Net income (loss) attributable to shareholders of Cellectis	(18,811)	(45,893)	(64,704)	(20,528)	(21,077)	(41,605)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	956	6,701	7,656	556	5,005	5,561
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	5,180	4,208	9,388	2,936	2,691	5,627
Adjustment of share-based compensation attributable to shareholders of Cellectis	6,136	10,909	17,045	3,492	7,696	11,188
Adjusted net income (loss) attributable to shareholders of Cellectis	(12,676)	(34,984)	(47,660)	(17,037)	(13,381)	(30,418)
Depreciation and amortization	(1,154)	(3,785)	(4,939)	(1,485)	(5,290)	(6,776)
Additions to tangible and intangible assets	2,153	7,492	9,645	973	40,983	41,956

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(15,999)	(30,297)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	6,154	3,572
Adjusted net income (loss) attributable to shareholders of Cellectis	(9,844)	(26,726)
Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.23)	(0.63)
Weighted average number of outstanding shares, basic (units) (1)	42,445,669	42,486,133
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.23)	(0.63)
Weighted average number of outstanding shares, diluted (units) (1)	42,454,319	42,573,694

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine-months
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(64,703)	(41,605)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	17,045	11,188
Adjusted net income (loss) attributable to shareholders of Cellectis	(47,657)	(30,417)
Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.12)	(0.72)
Weighted average number of outstanding shares, basic (units) (1)	42,438,736	42,474,764
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1.12)	(0.72)
Weighted average number of outstanding shares, diluted (units) (1)	42,455,685	42,528,665

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, SVP, Public Relations, +1 (917) 580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, +1 (212) 896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, SVP, Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of construction and operational capabilities at our planned manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $26 million as of September 30, 2020.

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